Mail Stop 4561

July 18, 2008

By U.S. Mail and Facsimile to: (312) 444-5592

Steven L. Fradkin
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

> **Re:** **Northern Trust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 10, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 000-05965**

Dear Mr. Fradkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gregory Dundas
Staff Attorney